April 11, 2025

Jose Bengochea
Chief Executive Officer
Iron Horse Acquisitions Corp.
P.O. Box 2506
Toluca Lake, CA 91610

Zhenjun Jiang
Chief Executive Officer
Zhong Guo Liang Tou Group Ltd
Vistra Corporate Services Centre, Wickhams Cay II, Road Town
Tortola, VG 1110, British Virgin Islands

       Re: Iron Horse Acquisitions Corp.
           Amendment No. 3 to Registration Statement on Form S-4
           Filed April 7, 2025
           File No. 333-283933
Dear Jose Bengochea and Zhenjun Jiang:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 1, 2025 letter.

Amendment No. 3 to Registration Statement on Form S-4
Compensation to the Sponsor, its Affiliates and Promoters in Connection with the Business
Combination, page 11

1. Please update to reflect the loan made by the Sponsor to Iron Horse pursuant to the
       Letter Agreement entered into on April 2, 2025.
 April 11, 2025
Page 2

Experts, page 224

2. Please expand the first sentence in the first paragraph under this heading to disclose that MaloneBailey, LLP audited the financial statements of Iron Horse Acquisitions
       Corp. as of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023. The current disclosure only refers to the period as of December 31, 2023 and the year then ended.
General

3. We note your disclosure regarding the status of your CSRC filing. Please tell us how you plan to notify investors about receiving the CSRC approval.
        Please contact Beverly Singleton at 202-551-3328 or Jennifer Thompson at 202-551-
3737 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Asia Timmons-Pierce at 202-551-
3754 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing